UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT

TO § 240.13D-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 12)

COCA-COLA BOTTLING CO. CONSOLIDATED

(Name of Issuer)

$1.00 Par Value Common Stock

(Title of Class of Securities)

191098 10 2

(CUSIP Number)

J. Frank Harrison, III

c/o Coca-Cola Bottling Co. Consolidated

4100 Coca-Cola Plaza

Charlotte, North Carolina 28211

(704) 557-4400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies To:

E. Beauregarde Fisher, III, Esq.

Dumont Clarke, IV, Esq.

Moore & Van Allen PLLC

100 North Tryon Street, Suite 4700

Charlotte, North Carolina 28202-4003

(704) 331-1000

March 3, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 191098102	13D	Page 2 of 12 Pages

1	Name of reporting person J. Frank Harrison, III
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,150,480
	8	Shared voting power 0
	9	Sole dispositive power 2,150,480
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 2,150,480
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 23.1% (1)
14	Type of reporting person IN

(1)	The Common Stock of Coca-Cola Bottling Co. Consolidated is entitled to one vote per share and the Class B Common Stock is entitled to 20 votes per share. The shares reported in row (11) represent 85.8% of the total voting power of the outstanding shares of Common Stock and Class B Common Stock.

CUSIP No. 191098102	13D	Page 3 of 12 Pages

1	Name of reporting person J. Frank Harrison Family, LLC
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,605,534
	9	Sole dispositive power 0
	10	Shared dispositive power 1,605,534
11	Aggregate amount beneficially owned by each reporting person 1,605,534
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 18.4% (2)
14	Type of reporting person OO, HC

(2)	The Common Stock of Coca-Cola Bottling Co. Consolidated is entitled to one vote per share and the Class B Common Stock is entitled to 20 votes per share. The shares reported in row (11) represent 64.0% of the total voting power of the outstanding shares of Common Stock and Class B Common Stock.

CUSIP No. 191098102	13D	Page 4 of 12 Pages

1	Name of reporting person JFH Family Limited Partnership – FH1
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 535,178
	9	Sole dispositive power 0
	10	Shared dispositive power 535,178
11	Aggregate amount beneficially owned by each reporting person 535,178
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 7.0% (3)
14	Type of reporting person PN

(3)	The Common Stock of Coca-Cola Bottling Co. Consolidated is entitled to one vote per share and the Class B Common Stock is entitled to 20 votes per share. The shares reported in row (11) represent 21.3% of the total voting power of the outstanding shares of Common Stock and Class B Common Stock.

CUSIP No. 191098102	13D	Page 5 of 12 Pages

1	Name of reporting person JFH Family Limited Partnership – SW1
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 535,178
	9	Sole dispositive power 0
	10	Shared dispositive power 535,178
11	Aggregate amount beneficially owned by each reporting person 535,178
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 7.0% (4)
14	Type of reporting person PN

(4)	The Common Stock of Coca-Cola Bottling Co. Consolidated is entitled to one vote per share and the Class B Common Stock is entitled to 20 votes per share. The shares reported in row (11) represent 21.3% of the total voting power of the outstanding shares of Common Stock and Class B Common Stock.

CUSIP No. 191098102	13D	Page 6 of 12 Pages

1	Name of reporting person JFH Family Limited Partnership – DH1
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 535,178
	9	Sole dispositive power 0
	10	Shared dispositive power 535,178
11	Aggregate amount beneficially owned by each reporting person 535,178
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 7.0% (5)
14	Type of reporting person PN

(5)	The Common Stock of Coca-Cola Bottling Co. Consolidated is entitled to one vote per share and the Class B Common Stock is entitled to 20 votes per share. The shares reported in row (11) represent 21.3% of the total voting power of the outstanding shares of Common Stock and Class B Common Stock.

EXPLANATORY NOTE: The Reporting Persons are filing this Amendment No. 12 to Schedule 13D to report changes in the beneficial ownership of certain shares of Common Stock of Coca-Cola Bottling Co. Consolidated (“Consolidated”) resulting from the vesting of additional performance units under that certain Performance Unit Award Agreement, dated as of February 27, 2008, between Consolidated and J. Frank Harrison, III since the filing of Amendment No. 11 to Schedule 13D.

Item 1.	Security and Issuer.

This Schedule 13D relates to the Common Stock, $1.00 par value, of Coca-Cola Bottling Co. Consolidated. Consolidated’s principal executive offices are located at 4100 Coca-Cola Plaza, Charlotte, North Carolina 28211.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is amended and restated in its entirety as follows:

This Schedule 13D is being filed on behalf of: J. Frank Harrison, III; J. Frank Harrison Family, LLC; JFH Family Limited Partnership — FH1; JFH Family Limited Partnership — SW1; and JFH Family Limited Partnership — DH1 (formerly known as JFH Family Limited Partnership — DC-1).

J. Frank Harrison Family, LLC is the general partner of each of JFH Family Limited Partnership — FH1, JFH Family Limited Partnership — SW1, and JFH Family Limited Partnership — DH1 (collectively, the “Harrison Family Limited Partnerships”). J. Frank Harrison, III is the “Consolidated Stock Manager” and the “Chief Manager” under the Operating Agreement for the J. Frank Harrison Family, LLC.

A.	J. Frank Harrison, III

(a)	J. Frank Harrison, III

(b)	Mr. Harrison, III’s principal business address is 4100 Coca-Cola Plaza, Charlotte, North Carolina 28211.

(c)	Mr. Harrison, III’s present principal occupation is Chairman of the Board of Directors and Chief Executive Officer of Consolidated, 4100 Coca-Cola Plaza, Charlotte, North Carolina 28211.

(d)	During the last five years, Mr. Harrison, III has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Mr. Harrison, III has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Harrison, III is a citizen of the United States.

B.	J. Frank Harrison Family, LLC

J. Frank Harrison Family, LLC (“Harrison Family LLC”) is a Delaware limited liability company that serves as the general partner of each of the Harrison Family Limited Partnerships. The address of Harrison Family LLC’s principal office is 605 Chestnut Street, Suite 1100, Chattanooga, TN 37450 c/o David Smith, LBMC. During the last five years, Harrison Family LLC has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Harrison Family LLC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

C.	JFH Family Limited Partnership-FH1

JFH Family Limited Partnership — FH1 (“FH1 Partnership”) is a Delaware limited partnership. The general partner of FH1 Partnership is Harrison Family LLC. The address of FH1 Partnership’s principal office is 605 Chestnut Street, Suite 1100, Chattanooga, TN 37450 c/o David Smith, LBMC. During the last five years, FH1 Partnership has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, FH1 Partnership has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

D.	JFH Family Limited Partnership-SW1

JFH Family Limited Partnership — SW1 (“SW1 Partnership”) is a Delaware limited partnership. The general partner of SW1 Partnership is Harrison Family LLC. The address of SW1 Partnership’s principal office is 605 Chestnut Street, Suite 1100, Chattanooga, TN 37450 c/o David Smith, LBMC. During the last five years, SW1 Partnership has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, SW1 Partnership has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

E.	JFH Family Limited Partnership-DH1

JFH Family Limited Partnership — DH1 (“DH1 Partnership”) is a Delaware limited partnership. The general partner of DH1 Partnership is Harrison Family LLC. The address of DH1 Partnership’s principal office is 605 Chestnut Street, Suite 1100, Chattanooga, TN 37450 c/o David Smith, LBMC. During the last five years, DH1 Partnership has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, DH1 Partnership has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired their shares for investment purposes and, in the case of J. Frank Harrison, III, in connection with compensation arrangements.

The Reporting Persons may acquire or dispose of shares of Common Stock in the future depending upon market conditions, personal objectives and other facts and conditions.

Except as otherwise described herein, the Reporting Persons do not presently have any plans or proposals which relate to or would result in:

•	The acquisition by any person of additional securities of Consolidated, or the disposition of securities of Consolidated;

•	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Consolidated or any of its subsidiaries;

•	A sale or transfer of a material amount of assets of Consolidated or any of its subsidiaries;

•	Any change in the present board of directors or management of Consolidated, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

•	Any material change in the present capitalization or dividend policy of Consolidated;

•	Any other material change in Consolidated’s business or corporate structure;

•	Changes in Consolidated’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Consolidated by any person;

•	Causing a class of securities of Consolidated to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	A class of equity securities of Consolidated becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

•	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a)&(b) Amount and Nature of Beneficial Ownership Reported.

The Reporting Persons collectively have beneficial ownership of an aggregate of 2,150,480 shares, or 23.1% of Consolidated’s Common Stock, assuming all Class B Common Stock (which is convertible into Common Stock on a share for share basis) beneficially owned by the Reporting Persons was converted to Common Stock. The Common Stock has one vote per share on all matters submitted for a vote of Consolidated’s stockholders and the Class B Common Stock has 20 votes per share on such matters. Accordingly, the beneficial ownership reported herein for the Reporting Persons represents in the aggregate approximately 85.8% of the total voting power of the outstanding shares of Consolidated’s Common Stock and Class B Common Stock. Percentage amounts are calculated based upon 7,141,447 shares of Common Stock and 2,150,782 shares of Class B Common Stock outstanding on March 3, 2015. The shares of Common Stock beneficially owned by the Reporting Persons are held as follows:

(i)	1,605,534 shares of Class B Common Stock are held directly by the Harrison Family Limited Partnerships (with 535,178 shares held by each Harrison Family Limited Partnership), as to which J. Frank Harrison, III possesses sole voting and investment power pursuant to the terms of the operating agreement of Harrison Family LLC (which is the general partner of each such partnership);

(ii)	235,786 shares of Class B Common Stock are held by three trusts for the benefit of J. Frank Harrison, Jr. and certain of his relatives, as to which Mr. Harrison, III possesses sole voting and investment power; and

(iii)	309,160 shares of Class B Common Stock are owned directly by J. Frank Harrison, III, as to which he possesses sole voting and investment power.

(c) Recent Transactions.

On March 3, 2015, the Compensation Committee of the Board of Directors of Coca-Cola Bottling Co. Consolidated determined that 40,000 performance units vested with respect to 2014 under the Performance Unit Award Agreement, dated February 27, 2008, between Consolidated and J. Frank Harrison, III. As of the date of vesting, each performance unit was payable to Mr. Harrison in the form of one share of Class B Common Stock. Of the 40,000 shares of Class B Common Stock payable to Mr. Harrison, 19,080 shares were surrendered by Mr. Harrison for the payment of withholding taxes on the award and 20,920 shares were issued to Mr. Harrison.

(d) Certain Rights to Receive Dividends or Direct Sale Proceeds:

The three trusts for the benefit of J. Frank Harrison, Jr. and certain of his relatives have the right to receive or the power to direct the receipt of dividends or the proceeds of sale of the 235,786 shares of Class B Common Stock described in Item (a)&(b)(ii) above.

(e) Ownership of Five Percent or Less of Class:

Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On February 19, 2009, Consolidated entered into the Amended and Restated Stock Rights and Restrictions Agreement (the “Amended Rights and Restrictions Agreement”) with The Coca-Cola Company and J. Frank Harrison, III that amended and restated the Stock Rights and Restrictions Agreement dated January 27, 1989 (the “Rights and Restrictions Agreement”) between Consolidated and The Coca-Cola Company. In connection with the parties entering into the Amended Rights and Restrictions Agreement, The Coca-Cola Company converted all of its 497,670 shares of Consolidated’s Class B Common Stock into an equivalent number of shares of Common Stock of Consolidated.

The material terms and conditions of the Amended Rights and Restrictions Agreement include the following:

(a)	So long as no person or group controls more of Consolidated’s voting power than is collectively controlled by J. Frank Harrison, III, trustees under the will of J. Frank Harrison, Jr. and any trust that holds shares of Consolidated’s stock for the benefit of the descendants of J. Frank Harrison, Jr. (collectively, the “Harrison Family”), The Coca-Cola Company will not acquire additional shares of Consolidated’s stock without the consent of Consolidated;

(b)	So long as no person or group controls more of Consolidated’s voting power than is controlled by the Harrison Family, Consolidated has a right of first refusal with respect to any proposed disposition by The Coca-Cola Company of shares of Consolidated stock;

(c)	Consolidated has the right through January 27, 2019, to call for redemption the number of shares of Consolidated stock that would reduce The Coca-Cola Company’s equity ownership in Consolidated to 20% at a price not less than $42.50 per share, which is either mutually determined by the parties or determined by an appraisal or appraisals conducted by an investment banker or bankers appointed by the parties;

(d)	The Coca-Cola Company has certain registration rights with respect to shares of Consolidated stock owned by it; and

(e)	As long as The Coca-Cola Company holds the number of shares of stock in Consolidated that it currently owns, it has the right to have its designee proposed by Consolidated for nomination to its board of directors, and Mr. Harrison and trustees of certain trusts established for the benefit of J. Frank Harrison, Jr. have agreed to vote shares of Consolidated stock which they control in favor of such designee.

The Amended Rights and Restrictions Agreement also provides The Coca-Cola Company the option to exchange the 497,670 shares of Common Stock in Consolidated it acquired upon conversion of the Class B Common Stock into an equivalent number of shares of Class B Common Stock in the event any person or group acquires control of more of the Consolidated’s voting power than is controlled by the Harrison Family.

On February 19, 2009, in connection with the entering into of the Amended Rights and Restrictions Agreement, The Coca-Cola Company, J. Frank Harrison, III and the other parties thereto entered into the Termination of Irrevocable Proxy and Voting Agreement, pursuant to which the parties terminated the Irrevocable Proxy (the “Irrevocable Proxy”) granted to Mr. Harrison by The Coca-Cola Company and the Voting Agreement between The Coca-Cola Company, J. Frank Harrison, Jr., J. Frank Harrison, III and Reid Henson, as trustee, dated January 27, 1989 (the “Voting Agreement”).

Pursuant to the Performance Unit Award Agreement approved by the shareholders at the 2008 Annual Meeting, Consolidated granted Mr. Harrison, III 400,000 performance units that each represent the right to receive one share of Class B Common Stock. The performance units are scheduled to vest in annual increments over a ten-year period (fiscals years 2009 through 2018), subject to and in accordance with the terms and conditions of the Performance Unit Award Agreement. As of March 3, 2015, a total of 240,000 performance units have vested; of those 240,000 units that have vested, 111,100 shares of Class B Common Stock payable to Mr. Harrison were surrendered by him for payment of withholding taxes on the awards and 128,900 shares of Class B Common Stock were issued to Mr. Harrison.

As general partner of each of the Harrison Family Limited Partnerships, Harrison Family LLC holds voting and investment power with respect to all of the shares of Consolidated stock held by each of the Harrison Family Limited Partnerships. Under the terms of the operating agreement for Harrison Family LLC, J. Frank Harrison, III, as Consolidated Stock Manager, has sole voting and investment power over all of the shares of Consolidated stock with respect to which the limited liability company exercises voting power or investment power (either directly or in its capacity as general partner of the Harrison Family Limited Partnerships).

The terms of the trusts described in Item 5(a)&(b)(ii) above provide that any shares of Consolidated stock owned by the trust will be voted by Mr. Harrison, III, that no shares of Consolidated stock held by the trust may be sold without the written consent of Mr. Harrison, III and that any shares of Consolidated stock held by the trust will be sold upon the instructions of Mr. Harrison, III. Pursuant to the terms of such trusts and the terms of the operating agreement of the Harrison Family LLC, Mr. Harrison, III will vote shares held or controlled by such entities for the election of either Sue Anne H. Wells or Deborah H. Everhart to serve as a member of Consolidated’s Board of Directors if either of them agrees to serve. Ms. Wells and Ms. Everhart are sisters of Mr. Harrison, III.

The trusts described in Item 5(a)&(b)(ii) above have the right to acquire 292,386 shares of Class B Common stock from Consolidated in exchange for an equal number of shares of Common Stock. In the event of such an exchange, Mr. Harrison would have sole voting and investment power over the shares of Class B Common Stock acquired. The trusts do not own any shares of Common Stock with which to make the exchange, and any purchase of Common Stock would require approval by the trustees of the trusts.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Name	Incorporated By Reference To

Exhibit 99.1	Amended and Restated Stock Rights and Restrictions Agreement, dated February 19, 2009, by and among the Company, The Coca-Cola Company, Carolina Coca-Cola Bottling Investments, Inc. and J. Frank Harrison, III.	Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on February 19, 2009 (File No. 0-9286).

Exhibit 99.2	Termination of Irrevocable Proxy and Voting Agreement, dated February 19, 2009, by and between The Coca-Cola Company and J. Frank Harrison, III.	Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on February 19, 2009 (File No. 0-9286).

Exhibit 99.3	Certificate Evidencing Right to Exchange Common Stock for Class B Common Stock of the Company.	Exhibit 99.3 to Amendment No. 11 to Schedule 13D filed by the Reporting Persons on March 19, 2010.

Exhibit 99.4	Joint Filing Agreement.	Filed Herewith.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of March 3, 2015.

/s/ J. Frank Harrison, III
J. Frank Harrison, III

J. FRANK HARRISON FAMILY, LLC

By:	/s/ J. Frank Harrison, III
J. Frank Harrison, III, Chief Manager

JFH FAMILY LIMITED PARTNERSHIP – FH1
By:	J. Frank Harrison Family, LLC, its General Partner

By:	/s/ J. Frank Harrison, III
J. Frank Harrison, III, Chief Manager

JFH FAMILY LIMITED PARTNERSHIP – SW1
By:	J. Frank Harrison Family, LLC, its General Partner

By:	/s/ J. Frank Harrison, III
J. Frank Harrison, III, Chief Manager

JFH FAMILY LIMITED PARTNERSHIP – DH1
By:	J. Frank Harrison Family, LLC, its General Partner

By:	/s/ J. Frank Harrison, III
J. Frank Harrison, III, Chief Manager